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                 [REAL ESTATE ASSOCIATES LIMITED V LETTERHEAD]



July 8, 1998

RE: REAL ESTATE ASSOCIATES LIMITED V

Dear Investor:

         Several partners have called or written us to tell us that they have received an unsolicited tender offer to buy their interests in Real Estate Associates Limited V ("REAL V"). The buyer, Everest Management LLC, is offering $150 per $5,000 unit for up to 3% of the outstanding units.

         The General Partners are unable to value the interests because of a lack of a market for them, and therefore cannot comment on the fairness of Everest Management LLC's offer. Limited Partners should also be aware that a sale of their interests in REAL V will have tax consequences that should be evaluated in consultation with each Limited Partner's own tax advisor.

         In addition, the General Partners of REAL V expect to solicit the consent of the Limited Partners to a proposed transaction pursuant to which substantially all of the properties in which REAL V has invested will be sold to a real estate investment trust (the "REIT") to be organized by affiliates of the General Partners of REAL V. Proxy materials have been filed with the Securities and Exchange Commission and solicitation of consents is not expected to commence until the third quarter of 1998. If the REIT transaction is consummated, Limited Partners will receive distributions of net sales proceeds of approximately $523 per unit. It should be noted that the REIT transaction will be subject to a number of conditions in addition to approval by the Limited Partners of REAL V, including completion of a proposed private placement of shares of the REIT. Accordingly, there can be no assurance that the proposed purchases by the REIT of the Limited Partners' interests in REAL V will be consummated or that, if consummated, will be on the currently proposed terms.

         Most of the limited partners have negative capital account balances with respect to their interests in REAL V, and, as written to you previously, the negative capital account balance for a $5,000 investor, on average, at the end of December 1997 was approximately $7,900. This means that an original investor who sold his unit at December 31, 1997 would recognize gain from the sale of his REAL V interest in the amount equal to approximately $8,050 (the $7,900 negative capital account balance plus the $150 sales price). This gain would be "passive" and would be offset by passive losses which such investor may have from REAL V (suspended from prior years) or other sources. Unless a limited partner has suspended or current losses available, a substantial portion of the gain would still be subject to tax liability.

         PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION.


                                     [LOGO]
       CORPORATE GENERAL PARTNER: National Partnership Investments Corp.



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REAL V

         The General Partners urge each investor to carefully consider the foregoing information before tendering his or her Units to Everest Management LLC. Although the offer letter states that investors cannot withdraw Units which may already have been tendered, you should consult with your attorney to determine if this requirement is enforceable should you wish to reconsider your decision to tender.

                                   Sincerely,
                     National Partnership Investments Corp.

/s/ CHARLES BOXENBAUM                                /s/ BRUCE E. NELSON
------------------------                             ------------------------
Charles H. Boxenbaum                                 Bruce E. Nelson
Chairman of the Board                                President